

December 29, 2008

via U.S. mail and facsimile

Bryan Norcross, President
Brampton Crest International, Inc.
1210 Washington avenue
Suite 21
Miami Beach, FL 33139

   Re: Item 4.02 Form 8-K
   Filed: November 13, 2008
   File No. 000-51207

Dear Mr. Norcross:

   We have completed our review of your Item 4.02 Form 8-K and related filings and have no further comments at this time.

        Sincerely,

        Rufus Decker
        Accounting Branch Chief